U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                AMENDMENT NO. 3


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               INNER SYSTEMS, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)


           New York                                       65-0037085
           --------                                       ----------
(State or other jurisdiction of              (I.R.S.Employer Identification No.)
incorporation or organization)


             1895 Byrd Drive, East Meadow, NY             11554
             --------------------------------             -----
         (Address of principal executive offices)       (Zip Code)


                                 (516) 794-2179
                                 --------------
                            Issuer's telephone number


           Securities to be registered under Section 12(b) of the Act:

       Title of Each Class               Name of Each Exchange on which
       to be so Registered              each class is to be so registered
       -------------------              ---------------------------------
               None                                     None


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Inner Systems, Inc. (the "Company") is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Company was incorporated under the laws of the State of New York on September 16, 1997. On August 7, 1998, Inner System Industries, Inc., a Texas corporation and the owner and operator of a food service and vending machine business, was merged with and into the Company. Thereafter, we owned and operated a food cafeteria, catering business and vending machine business from offices located in Commack, New York.

         On May 21, 1999, the Company filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of New York. We continued to operate our business as a debtor-in-possession. However, on or about August 25, 1999, we sold our assets to Culinart, Inc. Then, on August 9, 2000, the Bankruptcy Court approved our plan of reorganization. The Plan stipulated payments of $395,000, the net proceeds from the sale of the assets, and the issuance of 1,000,000 shares to the holders of various claims. The interests of the pre-petition shareholders were extinguished and the 3,198,948 shares of common stock issued to the pre-petition shareholders were cancelled.

         While the Plan stipulated payments of $395,000 from the net proceeds from the sale of our assets, approximately $196,000 was not paid as of the plan confirmation date. These claims were to be paid by Culinart, Inc. the purchaser of our assets. We cannot confirm whether the payments to be made by Culinart have or have not been made.

         Of the 1,000,000 shares newly issued, John M. Sharpe, Jr., a key employee of the Company during the bankruptcy proceeding, received 735,000 shares (or 73.5% of the issued and outstanding shares) in full satisfaction and discharge of an allowed administrative claim. The U.S. Securities and Exchange Commission has taken the position that these shares must be registered under the Securities Act of 1933, as amended, before they can be resold. In authorizing the issuance of the shares to Mr. Sharpe, the Bankruptcy Court noted that Mr. Sharpe intended to use his over 20-year background in the tax and audit profession to obtain a partner interested in a reverse merger with us, which would provide a benefit to the shareholders of the public shell corporation that would exist upon confirmation of the proposed plan.

         The Company is currently attempting to do exactly that. We are currently seeking to perfect a business combination with an acquired business which we believe may have significant growth potential. We do not anticipate engaging in any substantive commercial business other than a business combination. We have no current plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company and have not identified any company for investigation or evaluation. As a result, we are considered a "blank check" company.

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ITEM 2.  PLAN OF OPERATION

BUSINESS STRATEGY

         GENERALLY

         Our strategy is to seek, investigate and, if such investigation warrants, merge or combine with or acquire an interest in one or more businesses or properties or otherwise pursue opportunities for the purpose of enhancing shareholder value. We intend to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. We will not restrict our search to any specific business, industry, or geographical location and may participate in a business venture of virtually any kind or nature. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. We have limited capital, and it is unlikely that we will be able to take advantage of more than one such business opportunity.

         POTENTIAL CANDIDATE

         At the present time, we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

         We believe that there are business entities seeking the perceived benefits of being a publicly registered corporation. However, a company may want to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with a company that is already publicly registered.

         The various reasons why an entity would wish to become a public company, include:

         o the ability to use registered securities as currency in acquisitions of assets or businesses;

         o  increased visibility in the financial community;

         o  the facilitation of borrowing from financial institutions;

         o  increased liquidity to investors;

         o  greater ease in raising capital; and

         o compensation of key employees through various types of equity incentives;

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

         We believe that the sought after business opportunity will likely be:

         o a business entity with the goal of becoming a public company in order to use registered securities for the acquisition of assets or businesses;

         o a company which is unable to find an underwriter for its securities, either at all or on terms acceptable to it;

         o a company that wishes to become public with less dilution of its common stock than would occur upon an underwriting;

         o a company that believes that it will be able to obtain investment capital on more favorable terms after it has become public; or

         o a foreign company that wishes to make an initial entry into the United States securities markets.

         We will not restrict our search to any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which we may become engaged, in that such business may need to seek additional capital, or may already have capital but desires to have its shares publicly traded.

         We do not intend to restrict our search for business opportunities to any particular geographical area or industry, and may, therefore, ultimately engage in essentially any business. This includes industries such as information technology, finance, natural resources, manufacturing, product development, medical, communications and others. Management's discretion in the selection of business opportunities is unrestricted but subject to the availability of such opportunities, economic conditions, and other factors.

         It is anticipated that we will not be able to diversify, but will essentially be limited to one such venture because of our lack of funds. This lack of diversification will not permit us to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase our securities.

         We are unable to predict when we may participate in a business opportunity. We expect, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or perhaps longer. No assurances can be given that we will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         SELECTION PROCESS

         We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky.

         We anticipate that business opportunities will come to our attention from various sources, including other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. We have no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for us.

         The analysis of new business opportunities will be undertaken by, or under the supervision of our President, John Sharpe. While Mr. Sharpe does have experience evaluating potential opportunities and conducting due diligence, he has no prior experience with "blank check" companies. Outside consultants or advisors may be utilized to assist in the search for qualified target companies. If we do retain such an outside consultant or advisor, any fee earned by such person will need to be paid in stock and not cash or will need to be assumed by a third party or the target company, as we have limited cash assets with which to pay such obligation. Since management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid.

         To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. We will be dependent upon the owners of a business opportunity to identify any such factors and to implement, or be primarily responsible for the implementation of, the integration. Because we may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that we will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

         We anticipate that we will consider, among other things, the following factors:

         o Operating history as well as potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         o Perception of how any particular business opportunity will be received by the investment community and by our stockholders;

         o Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 of the Exchange Act.

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

         o Capital requirements and anticipated availability of required funds, to be provided through the sale of additional securities, through joint ventures or similar arrangements, or from other sources or generated from operators;

         o  The extent to which the business opportunity can be advanced;

         o Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         o Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         o The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items; and

         o The cost of participation by us as compared to the perceived tangible and intangible values and potential.

         Not one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of our limited available capital for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

         Prior to making a decision to participate in a business opportunity, we will generally request that we be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a merger transaction; and other information deemed relevant.

         As part of our investigation, we may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise.

         STRUCTURING THE BUSINESS COMBINATION

         It is impossible to predict the manner in which we may participate in a business opportunity. In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. While the terms of a business transaction to which may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition as a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

         Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a "tax free" reorganization depends upon whether the stockholders of the acquired company receive a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, our current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were our stockholders prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the company by the current officers, directors and principal shareholders. In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock.

         With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage ownership which target company shareholders would acquire in exchange for their shareholdings in the target company. This will depend upon, among other things, the assets and liabilities of the target as compared to the assets and liabilities of our company. In light of the fact that we have no assets, aside from the public vehicle, our stockholders will in all likelihood hold a substantially lesser percentage ownership interest in the company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event we acquire a target company with substantial assets. Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our stockholders at such time.

         We will not acquire or merge with any entity that cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. Upon approval of this Form 10-SB, we will be subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty to file audited financial statements as part of or within 60 days following a Form 8-K to be filed with the U.S. Securities and Exchange Commission ("SEC") upon consummation of a merger or acquisition or in the event of a reverse acquisition transaction. We are also required to audited financial statements for such other company in our annual report on Form 10-KSB. If such audited financial statements are not available at closing, or within time parameters necessary to ensure our compliance with the requirements of the Exchange Act, or if the audited financial statements

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

provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at our discretion.

         It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, we may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in our securities may have a depressive effect upon such market.

         As a general matter, we anticipate that the Company and/or our officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

         We will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, and will include miscellaneous other terms.

         It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable.

         It is emphasized that we may effect transactions having a potentially adverse impact upon our shareholders pursuant to the authority and discretion of our management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of our securities should not anticipate that we will necessarily furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

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RISK FACTORS

         FORWARD LOOKING STATEMENTS

         This registration statement contains forward-looking statements. In addition, from time to time, our representatives or we may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. These forward-looking statements relate to future events or our future operations, including:

         o  our plan of operations;

         o  the timing of any merger, reorganization or acquisition; and

         o  the timing of any financing.

         You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology, such as "may,", "will," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or `continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including the risk factors listed below. These factors may cause our actual results to differ materially from any forward-looking statement.

         Forward-looking statements are only predictions. The forward-looking events discussed in this registration statement and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this registration statement and other statements made from time to time by our representatives, or us might not occur.

         RISK FACTORS RELATED TO US AND OUR OPERATIONS

         THE BANKRUPTCY COURT MAY DEEM US IN DEFAULT UNDER THE TERMS OF OUR PLAN OF REORGANIZATION. Our Plan of Reorganization stipulated payments of $395,000 to various creditors. This amount was to be paid from the net proceeds from the sale of our assets. Of such amounts, approximately $196,000 was not paid as of the plan confirmation date. Such claims were to be paid by Culinart, Inc., the purchaser of our assets. We are unable to confirm whether the payments by Culinart have or have not been made. If the Culinart payments were not made, the Court may deem us in default under the terms of the Plan of Reorganization. The Court retained exclusive jurisdiction to deal with items arising from the Plan, including default under the Plan. In order for a creditor to proceed on a default, the creditor would have to re-open the case. Management believes that if the payments to be made by Culinart were not made, then Culinart, or the dispersing agent under the Plan, not the Company, would be responsible for defaults occurring under the Plan. In addition, management believes that with the passage of time, the likelihood of relief in favor of a creditor as a result of our default under the Plan, if any, diminishes.

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However, there can be no assurance that we will not be deemed in default of the
Plan nor that the maximum liability would be capped at $196,000.

         WE LACK FUNDS AND MANAGEMENT TO CONDUCT AN EXHAUSTIVE INVESTIGATION OF BUSINESS OPPORTUNITIES. Our lack of funds and full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before we commit our company or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking our participation.

         JOHN SHARPE, OUR SOLE OFFICER AND DIRECTOR, HAS NO PRIOR "BLANK CHECK" EXPERIENCE. A blank check company is a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. While Mr. Sharpe has over the course of his career conducted due diligence investigation of potential candidates for merger or acquisition, he has no specific experience with "blank check" companies. We believe that Mr. Sharpe's experience working with, evaluating and strengthening operating companies will enable him to conduct a reasonable investigation of potential business opportunities. However, there is no assurance that this will be the case and there is no assurance that any candidates identified by Mr. Sharpe will ultimately prove to be successful.

         WE HAVE NO FUNDS TO ACQUIRE AND EXPLOIT OPPORTUNITIES. Even if we raise funds sufficient to acquire an interest in, or complete a transaction with, a business opportunity, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms of additional capital and will not do so until we determine a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

         POSSIBLE BUSINESS ACTIVITY CANNOT BE IDENTIFIED MEANS RISKS CANNOT BE IDENTIFIED. We have not identified and have no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that we may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that we may enter into. Shareholders can expect a potential business opportunity to be quite risky. Our acquisition of or participation in a business opportunity will likely be highly liquid and could result in a total loss to us and our stockholders if the business or opportunity proves to be unsuccessful. The type of business to be acquired may be one that desires to avoid affecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. It is possible that this business may not have been able to affect its own public offering because of a lack of marketability of its business or business model. Any business opportunity acquired may be currently unprofitable or present other negative factors.

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         THERE IS SIGNIFICANT COMPETITION FOR BUSINESS OPPORTUNITIES AND WE HAVE
LIMITED RESOURCES TO COMPETE. The search for potentially profitable business opportunities is intensely competitive. We expect to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than us. These competitive conditions will exist in any industry in which we may become interested.

         THE BUSINESS ACQUIRED MAY BE SUBJECT TO OTHER REGULATION. An acquisition made by us may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities for us.

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         WE DEPEND ENTIRELY ON MR. SHARPE, WHO IS SERVING ON A PART-TIME BASIS
AND WITHOUT COMPENSATION. Mr. Sharpe is our sole officer and he serves on a part time basis. We are heavily dependent upon his skills, talents, and abilities to identify a business opportunity. Because investors will not be able to evaluate the merits of possible business acquisitions by us, they should critically assess the information concerning our officers and directors. We do not have an employment agreement with Mr. Sharpe and, as a result, there is no assurance he will continue to manage us in the future. In any event, in connection with the acquisition of a business opportunity, it is likely that Mr. Sharpe will resign and new management will be appointed. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of our stockholders.

         JOHN SHARPE HAS VOTING CONTROL AND THUS VIRTUAL CONTROL OVER ALL MATTERS. Mr. Sharpe holds 735,000 shares of our issued and outstanding common stock representing 73.5% of the total shares entitled to vote. Mr. Sharpe currently has virtual control over all matters requiring the vote of a simple majority of our shareholders, including election of directors, the adoption or amendment of provisions in our Articles or bylaws, approval of mergers or similar transactions since control could have the effect of delaying or preventing a change of control of our company.

         ANY ACQUISITION MAY BE THROUGH A HIGHLY LEVERAGED TRANSACTION. There is a possibility that any acquisition of a business opportunity by us may be leveraged, i.e., we may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired or projected future revenues or profits or we may issue a class of security with significantly greater rights than our existing security holders. This could increase our exposure to larger losses or significantly diminish the rights of our existing holders.

         WE WILL LIKELY ISSUE ADDITIONAL EQUITY WHICH WILL DILUTE YOUR SHARE OWNERSHIP. In any acquisition, we would issue as consideration for the business opportunity to be acquired an amount of our authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and our management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by our current shareholders.

         WE DO NOT HAVE THE RESOURCES TO DIVERSIFY INTO DIFFERENT BUSINESS OPPORTUNITIES. Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our acquisitions or operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

         WE WILL HAVE TO RELY ON INFORMATION AND FINANCIAL STATEMENTS PROVIDED TO US AND THEY MAY NOT BE ACCURATE. We generally will require audited financial statements from companies that we propose to acquire. Given cases where audited financials are not available, we will have to rely upon interim period unaudited information received from target companies'

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management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that we, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for us or the holders of our securities.

         Moreover, we will be subject to the reporting provisions of the Exchange Act, and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by us to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should we, during the time we remain subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, then we would be exposed to enforcement actions by the SEC and to corresponding administrative sanctions, including permanent injunctions against us and our management. The legal and other costs of defending an SEC enforcement action would have material, adverse consequences for us and our business. The imposition of administrative sanctions would subject us to further adverse consequences.

         In addition, the lack of audited financial statements would prevent our securities from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in our securities. Without audited financial statements, we would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act, and our ability to raise capital would be significantly limited until such financial statements were to become available.

         CONFLICTS OF INTEREST MAY EXIST BETWEEN US AND OUR OFFICER. Certain conflicts of interest may exist between us and our officer. He has other business interests to which he devotes his attention, and may be expected to continue to do. As a result, conflicts of interest may arise.

          WE DO NOT HAVE AN INDEPENDENT AUDIT COMMITTEE OF OUR BOARD OF DIRECTORS. We do not have an Audit Committee of our Board of Directors. The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") and proposed SEC Rules currently under review to implement the Sarbanes-Oxley Act impose certain standards on listed companies relative to the maintenance and operations of Board of Directors Audit Committees, including but not limited to the requirement that Audit Committees be appointed, that membership of such committees comprise only independent directors, that a financial professional be among the membership of such committee and that such committee be afforded an adequate operating budget and be able to employ independent professional advisors. The Sarbanes-Oxley Act also requires that the Audit Committee oversee the work of a company's outside auditors and that the outside auditors be responsible to the Audit Committee. At this time, we are not in compliance with the requirements of the Sarbanes-Oxley Act as they relate to independent Board of Directors Audit Committees. We believe that under Rules proposed by the SEC on January 14, 2003 to implement these provisions of the Sarbanes-Oxley Act it is not required to comply with its requirements relating to the appointment of an Audit Committee of its Board of Directors and conforming with the enumerated standards and guidelines because we are not a "Listed Company" as defined therein. However, we may ultimately be determined to not be incompliance therewith and may therefore face penalties and restrictions on its operations until it comes into full compliance. Additionally, our failure to comply with the provisions of the Sarbanes-Oxley Act could preclude us from being listed on NASDAQ or any other stock exchanges until it can show that it is in compliance. Our failure to be in compliance with the Sarbanes-Oxley Act could also present an impediment to a potential business combination where the target company intends that we apply for listing on NASDAQ or any other applicable stock exchanges.

         OUR INDEMNIFICATION OF OFFICERS AND DIRECTORS MAY RESULT IN SUBSTANTIAL EXPENDITURES BY US. New York Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorneys' fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefor if it is ultimately determined that any such person shall not have been entitled to indemnification.

         RISKS RELATED TO THE COMMON STOCK

         WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS IN THE FORESEEABLE FUTURE AND, THEREFORE, ANY RETURN ON YOUR INVESTMENT IN OUR CAPITAL STOCK MUST COME FROM INCREASES IN THE FAIR MARKET VALUE AND TRADING PRICE OF THE CAPITAL STOCK. We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

         BECAUSE OUR COMMON STOCK IS TRADED ON THE "PINK SHEETS," YOUR ABILITY TO SELL YOUR SHARES IN THE SECONDARY TRADING MARKET MAY BE LIMITED. Our common stock is currently traded on the National Quotation Bureau's "Pink Sheets" and we expect that after the effectiveness of this registration statement, our common stock will also be traded on the OTC Electronic Bulletin Board. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was traded on Nasdaq or a national securities exchange.

         BECAUSE OUR SHARES ARE "PENNY STOCKS," YOU MAY HAVE DIFFICULTY SELLING THEM IN THE SECONDARY TRADING MARKET. Federal regulations under the Exchange Act regulate the trading of so-called "penny stocks," which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Since our shares are "penny stocks", they may not be traded unless a disclosure schedule explaining the penny stock market and the risks associated therewith is delivered to a potential purchaser prior to any trade.

         In addition, trading in our common stock is subject to Rule 15g-9 under the Exchange Act. Under this rule, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

         o  obtaining financial and investment information from the investor;

         o obtaining a written suitability questionnaire and purchase agreement signed by the investor, and

         o providing the investor a written identification of the shares being offered and the quantity of the shares.

         If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock and our shareholders, therefore, may have difficulty in selling their shares in the secondary trading market.

         OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN value. Prior to being listed on the "Pink Sheets," there was no public market for our common stock in the United States. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

         o  potential acquisitions and announcements of same;

         o  general market conditions for emerging growth companies;

         o  economic conditions in the United States or abroad;

         o  actual or anticipated fluctuations in our operating results;

         o  broad market fluctuations; and

         o  changes in financial estimates by securities analysts.

         SIGNIFICANT AMOUNT OF "FREE TRADING" SHARES WHICH MAY NEGATIVELY IMPACT TRADING PRICE. All of the outstanding shares of Common Stock are considered "free trading". As such, with the exception of the 735,000 shares held by Mr. Sharpe, they may be sold in the open market without restriction. Because Mr. Sharpe would be considered an "affiliate", his shares may be resold only pursuant to the requirements of Rule 144. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. These sales may have a depressive effect upon the price of the Common Stock in any market that may develop.

EMPLOYEES

         We have no employees.

COMPETITION

         We expect to encounter substantial competition in its efforts to locate attractive business opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities and other persons have significantly greater financial and personnel resources and technical expertise than us. As a result of our combined limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to our competitors.

ITEM 3.  PROPERTY

         Through an oral agreement with our President our offices are located at 1895 Byrd Drive, East Meadow, New York 11554. There has been no rental charge to us for office space, equipment rental or phone usage as the usage has been minimal. We do not anticipate acquiring separate office facilities until such time we complete a merger, acquisition or other business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         As of November 1, 2003, we had 1,000,000 shares of common stock issued and outstanding. The following table sets forth, as of November 1, 2003 the beneficial ownership of our outstanding shares of common stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of our Common Stock; (2) each director and executive officer of the Company; and (3) all directors and officers as a group.

         NAME                                       NO. OF SHARES     PERCENT

         John M. Sharpe, Jr.                        735,000           73.5%

         All directors and officers as a group      735,000           73.5%

         We currently are not a party to any agreement that would result in a change in control of the Company. However, we do anticipate that in connection with the effectuation of our business plan and the acquisition of a business opportunity, there will be a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors, executive officers and key employees of the Company are:

         NAME                         AGE        POSITION

         John M. Sharpe, Jr.          51         President and Director

         John M. Sharpe, 51, is the President and sole Director of the Company. In addition, Mr. Sharpe is currently Chief Financial Officer of The Landtek Group, Inc. and has been since 2000. From 1997 through 2000, Mr. Sharpe was also the Director of Finance for the Company during the pendency of its reorganization pursuant to Chapter 11 of the Bankruptcy Code and the United States Bankruptcy Court for the Eastern District of New York. Prior that, from 1994 to 1997, Mr. Sharpe was the Chief Financial Officer of Executive Plan Design, a privately held full service brokerage firm.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table sets forth the total compensation paid to our chief executive officer for the last three fiscal years. No executive officer of the company received compensation of $100,000 or more during such period.

         NAME AND                                                 ANNUAL
         PRINCIPAL POSITION      YEAR      SALARY      BONUS      COMPENSATION

         John M. Sharpe, Jr.     2002      $0          $0         $0
         President
                                 2001      $0          $0         $0

                                 2000      $0          $0         $0

         The Company does not have any long term compensation plans or stock option plans.

DIRECTOR COMPENSATION

         No fees are paid for director services.

EMPLOYMENT AGREEMENTS

         We do not have any employment agreements, written or otherwise.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         We are authorized to issue 20,000,000 shares of Common Stock, $.001 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         We are authorized to issue 5,000,000 shares of preferred stock, $.001 par value. The Preferred Stock may be issued with such voting rights, designations, preferences, limitations and relative rights as may be determined by the Board of Directors.

         We believe that the Preferred Stock will provide us with increased flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow us to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed.

         Although we have no current plans to issue any shares of Preferred Stock, the issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of our Common Stock, or limit the price that investors might be willing to pay in the future for shares of our Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         As of the date of this registration, there are 124 holders of record of our common stock. Our common stock was approved for trading on the Pink Sheets with a trading symbol of ISYS. To date, there has been a very limited trading market for our common stock.

         Currently, our stock is subject to the Penny Stock regulations that might have an impact on our market. Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of $5.00 or less. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

         Because a very limited trading market exists for our securities, there is no assurance that a regular trading market will develop or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

         There are no restrictions on the payment of dividends. We have paid no dividends and intend to retain all future earnings, if any, for use in the development and operation of our business and do not anticipate paying cash dividends on our stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         None.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         On August 9, 2000, the United States Bankruptcy Court of the Eastern District of New York, approved our Plan of Reorganization. This plan provided that, among other things, 1,000,000 shares of common stock would be issued to the holders of various claims against the Company. Pursuant to Section 1145 of the Bankruptcy Code, the issuance of these shares was exempt from the registration requirements of the Securities Act and applicable state law. Pursuant to Section 1145, such securities will not be subject to any restrictions on resale and may be sold by any holder without registration pursuant to an exemption provided under Section 4(1) of the Securities Act unless such holder is a "dealer" or "underwriter" as defined under the Securities Act. Notwithstanding the foregoing, the U.S. Securities and Exchange Commission has taken the position that these shares must be registered under the Securities Act of 1933, as amended, before they can be resold.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation allows us to indemnify our directors to the fullest extent permitted by Section 402 of the New York Business Corporation Law.

                                    PART F/S






                               INNER SYSTEMS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS


       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002 (UNAUDITED),

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                    FOR THE PERIOD AUGUST 9, 2000 (INCEPTION)

                      THROUGH DECEMBER 31, 2002 AND FOR THE

                        PERIOD AUGUST 9, 2000 (INCEPTION)

                     THROUGH SEPTEMBER 30, 2003 (UNAUDITED)

                                                             INNER SYSTEMS, INC.
                                                   (A Development Stage Company)

                                                                        CONTENTS
________________________________________________________________________________


                                                                            Page
                                                                            ----


INDEPENDENT AUDITORS' REPORT ............................................    F-1


FINANCIAL STATEMENTS

  Balance Sheets ........................................................    F-2
  Statements of Operations ..............................................    F-3
  Statement of Stockholders' Equity .....................................    F-4
  Statements of Cash Flows ..............................................    F-5


NOTES TO FINANCIAL STATEMENTS ........................................... F-6-10

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
Inner Systems, Inc.


We have audited the accompanying balance sheets of Inner Systems, Inc. (a development stage company) as of December 31, 2002 and 2001, and the related statements of operations and stockholders' equity and cash flows for the years then ended and for period August 9, 2000 (Inception) through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inner Systems, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended and for the period August 9, 2000 (Inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has not yet begun operations nor raised any monies to fund such operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any disclosures that might result from the outcome of this uncertainty.



Marcum & Kliegman LLP
Woodbury, NY
April 7, 2003

                                                                                             INNER SYSTEMS, INC.
                                                                                   (A Development Stage Company)

                                                                                                  BALANCE SHEETS
________________________________________________________________________________________________________________

                                                     ASSETS
                                                     ------

                                                                                              December 31,
                                                                         September 30,   ----------------------
                                                                             2003          2002          2001
                                                                           --------      --------      --------
                                                                          (Unaudited)
 CURRENT ASSETS .......................................................    $     --      $     --      $     --
 --------------                                                            --------      --------      --------

  TOTAL ASSETS ........................................................    $     --      $     --      $     --
                                                                           ========      ========      ========


                                       LIABILITIES AND STOCKHOLDERS' EQUITY
                                       ------------------------------------


 TOTAL LIABILITIES ....................................................    $     --      $     --      $     --
 -----------------                                                         --------      --------      --------

 COMMITMENTS AND CONTINGENCIES
 -----------------------------

 STOCKHOLDERS' EQUITY
 --------------------
  Preferred stock, par value $0.001; 5,000,000 shares
   authorized, no shares issued and outstanding .......................          --            --            --
  Common stock, par value $0.001; 20,000,000 shares
   authorized; 1,000,000 shares issued and
   outstanding, respectively ..........................................       1,000         1,000         1,000

  Additional paid in capital ..........................................       9,000         9,000         9,000

  Deficit accumulated during the development stage ....................     (10,000)      (10,000)      (10,000)
                                                                           --------      --------      --------

  TOTAL STOCKHOLDERS' EQUITY ..........................................          --            --            --
                                                                           --------      --------      --------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...........................    $     --      $     --      $     --
                                                                           ========      ========      ========


                                                       F-2

                                                                                             INNER SYSTEMS, INC.
                                                                                   (A Development Stage Company)

                                                                                        STATEMENTS OF OPERATIONS
________________________________________________________________________________________________________________

                                                       Cumulative                                 Cumulative
                             Nine Months Ended            from                Year Ended             from
                               September 30,         August 9, 2000          December 31,        August 9, 2000
                          -----------------------   to September 30,   -----------------------   to December 31,
                             2003         2002            2003            2002         2001           2002
                          ----------   ----------   ----------------   ----------   ----------   ---------------
                         (Unaudited)  (Unaudited)     (Unaudited)
 NET SALES .............. $       --   $       --      $      --       $       --   $       --      $     --
 ---------                ----------   ----------      ---------       ----------   ----------      --------

 GENERAL AND
  ADMINISTRATIVE EXPENSES         --           --             --               --           --            --
 ------------------------

 IMPAIRMENT OF
  REORGANIZATION VALUE ..         --           --         10,000               --           --        10,000
 ---------------------    ----------   ----------      ---------       ----------   ----------      --------

          NET LOSS ...... $       --   $       --      $ (10,000)      $       --   $       --      $(10,000)
                          ==========   ==========      =========       ==========   ==========      ========

 PER SHARE INFORMATION
 ---------------------
  Basic and diluted, net
  loss per share ........ $     0.00   $     0.00                      $     0.00   $     0.00            --
                          ==========   ==========                      ==========   ==========      ========

  Basic and diluted,
  weighted shares
  outstanding ...........  1,000,000    1,000,000                       1,000,000    1,000,000            --
                          ==========   ==========                      ==========   ==========      ========


                                                       F-3

                                                                                             INNER SYSTEMS, INC.
                                                                                   (A Development Stage Company)

                                                                               STATEMENT OF STOCKHOLDERS' EQUITY
________________________________________________________________________________________________________________

                                                                                         Deficit
                                                                                       Accumulated
                                                  Common Stock          Additional      During the
                                              ---------------------      Paid In       Development
                                               Shares        Amount      Capital          Stage         Total
                                              ---------     -------     ----------     -----------     --------
 BALANCE - August 9, 2000 (Inception) .....   1,000,000     $ 1,000       $ 9,000       $     --       $ 10,000
 -------

   Net loss ...............................          --          --            --        (10,000)       (10,000)
                                              ---------     -------       -------       --------       --------

 BALANCE - December 31, 2000 ..............   1,000,000       1,000         9,000        (10,000)            --
 -------

   Net loss ...............................          --          --            --             --             --
                                              ---------     -------       -------       --------       --------

 BALANCE - December 31, 2001 ..............   1,000,000       1,000         9,000        (10,000)            --
 -------

   Net loss ...............................          --          --            --             --             --
                                              ---------     -------       -------       --------       --------

 BALANCE - December 31, 2002 ..............   1,000,000       1,000         9,000        (10,000)            --
 -------

   Net loss (unaudited) ...................          --          --            --             --             --
                                              ---------     -------       -------       --------       --------

 BALANCE - September 30, 2003 (unaudited) .   1,000,000     $ 1,000       $ 9,000       $(10,000)      $     --
 -------                                      =========     =======       =======       ========       ========


                                                       F-4

                                                                                             INNER SYSTEMS, INC.
                                                                                   (A Development Stage Company)

                                                                                        STATEMENTS OF CASH FLOWS
________________________________________________________________________________________________________________

                                                       Cumulative                                 Cumulative
                             Nine Months Ended            from                Year Ended             from
                               September 30,         August 9, 2000          December 31,        August 9, 2000
                          -----------------------   to September 30,   -----------------------   to December 31,
                             2003         2002            2003            2002         2001           2002
                          ----------   ----------   ----------------   ----------   ----------   ---------------
                         (Unaudited)  (Unaudited)     (Unaudited)
 CASH FLOWS FROM
  OPERATING ACTIVITIES
 ---------------------
 Net loss ............... $       --   $       --      $(10,000)       $       --   $       --      $(10,000)

 Adjustments to
  reconcile net loss
  to net cash from
  operating activities ..         --           --            --                --           --            --

 Impairment of
  reorganization value ..         --           --        10,000                --           --        10,000
                          ----------   ----------      --------        ----------   ----------      --------


       NET CASH FROM
        OPERATING
        ACTIVITIES ......         --           --            --                --           --            --
                          ----------   ----------      --------        ----------   ----------      --------


 CASH FLOWS FROM
  INVESTING ACTIVITIES ..         --           --            --                --           --            --
 ---------------------    ----------   ----------      --------        ----------   ----------      --------


 CASH FLOWS FROM
  FINANCING ACTIVITIES ..         --           --            --                --           --            --
 ---------------------    ----------   ----------      --------        ----------   ----------      --------


       NET INCREASE IN
        CASH AND CASH
        EQUIVALENTS .....         --           --            --                --           --            --


 CASH - Beginning .......         --           --            --                --           --            --
 ----                     ----------   ----------      --------        ----------   ----------      --------


 CASH - Ending .......... $       --   $       --      $      --       $       --   $       --      $     --
 ----                     ==========   ==========      =========       ==========   ==========      ========


                                                       F-5

                                                             INNER SYSTEMS, INC.
                                                   (A Development Stage Company)

                                                   NOTES TO FINANCIAL STATEMENTS

                               (Unaudited With Respect to September 30, 2003 and
                              the Nine Months Ended September 30, 2003 and 2002)
________________________________________________________________________________


NOTE 1 - FORMATION, NATURE OF BUSINESS AND GOING CONCERN

         Inner Systems, Inc. (the "Company"), a Delaware company, was organized in May 1997. The Company was in the business of providing concession services. On May 21, 1999, the Company filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. The petition was filed in the United States Bankruptcy Court for the Eastern District of New York and its plan of reorganization was confirmed on August 9, 2000 ("Inception" date).

         Pursuant to the plan of reorganization, the Company sold its operations to an unrelated third party. Effective August 9, 2000, the Company is in the development stage and is seeking to raise capital to fund possible acquisitions. The Company is actively searching for acquisition targets. As of April 7, 2003, the Company had not identified any such targets.

         The Company has not commenced principal operations as of December 31, 2002 and there is no assurance that the Company will have the ability to carry out its business plan without raising sufficient debt or equity financing. Although the Company intends to obtain either debt or equity financing, there can be no assurance that they will be successful. These factors raise substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not include any disclosures that might be necessary should the Company be unable to continue as a going concern.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

         STOCK BASED COMPENSATION

         Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" establishes a fair value-based method of accounting for stock compensation plans. The Company has chosen to adopt the disclosure requirements of SFAS No. 123 and continue to record stock compensation for its employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, charges are made to operations in accounting for stock options granted to employees when the option exercise prices are below the fair market value of the common stock at the grant date. Options granted to non-employees are recorded in accordance with SFAS No. 123. The Company has not granted any stock options.

                                                             INNER SYSTEMS, INC.
                                                   (A Development Stage Company)

                                                   NOTES TO FINANCIAL STATEMENTS

                               (Unaudited With Respect to September 30, 2003 and
                              the Nine Months Ended September 30, 2003 and 2002)
________________________________________________________________________________


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued

         INCOME TAXES

         The Company accounts for income taxes using the liability method, which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         At December 31, 2002, the Company has net operating loss carry forwards of approximately $10,000, which expire through 2022. Pursuant to
         Section 382 of the Internal Revenue Code regarding substantial changes in ownership, utilization of these losses may be limited. Based on this and the fact that the Company has not generated any taxable income through December 31, 2002, the deferred tax asset of approximately $3,500 has been offset by a valuation allowance of $3,500.

         USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         EARNINGS PER SHARE

         The Company adopted the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted. During the period January 5, 2000 (Inception) through December 31, 2002, no options or other contracts to issue common stock were issued or entered into. Accordingly, basic and diluted earnings per share are identical.

                                                             INNER SYSTEMS, INC.
                                                   (A Development Stage Company)

                                                   NOTES TO FINANCIAL STATEMENTS

                               (Unaudited With Respect to September 30, 2003 and
                              the Nine Months Ended September 30, 2003 and 2002)
________________________________________________________________________________


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued

         NEW ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the use of a non-amortization approach for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized in earnings, but instead will be reviewed for impairment at least annually.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company implemented this standard effective January 1, 2002 and it did not have a material effect on the Company's financial statements.

         On April 30, 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of this standard did not have a material impact on the Company's financial statements.

         SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard did not have a material impact on the Company's financial statements.

                                                             INNER SYSTEMS, INC.
                                                   (A Development Stage Company)

                                                   NOTES TO FINANCIAL STATEMENTS

                               (Unaudited With Respect to September 30, 2003 and
                              the Nine Months Ended September 30, 2003 and 2002)
________________________________________________________________________________


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES, continued

         NEW ACCOUNTING PRONOUNCEMENTS, continued

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an entity that issues financial instruments (or may be required under the terms of a financial instrument to issue its equity shares) classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. The Company implemented this standard on July 1, 2003 and it did not have a material effect on the Company's financial statements.

NOTE 3 - BANKRUPTCY PROCEEDINGS

         On August 9, 2000 (as amended on August 9, 2001), the United States Bankruptcy Court of the Eastern District of New York (the "Court") confirmed the Company's plan of reorganization (the "Plan") and all debts of the Company that arose before the confirmation of the Plan were discharged.

         The Plan ratified the approval of an Asset Purchase Agreement (the "Agreement") between the Company and Culinart, Inc. ("Culinart"). Under the Agreement, Culinart is required to make certain payments (the "Culinart Payments") to the bankruptcy estate through September 2003.

         The Plan contained six classes of creditors of which approximately $196,000 were not paid as of the Plan confirmation date. Such claims were to be paid by the Culinart Payments. The Company cannot confirm whether the Culinart Payments have or have not been paid. If the Culinart Payments were not made, the Court may deem the Company in default under the terms of the Plan. The Court retained exclusive jurisdiction to deal with items arising from the Plan, including defaults under the Plan. In order for a creditor to proceed on a default, the creditor would have to reopen the case. Management believes that if the Culinart Payments were not made, then Culinart or the disbursing agent under the Plan, not the Company, would be responsible for defaults occurring under the Plan. In addition Management believes that with the passage of time, the likelihood of relief in favor of a creditor as a result of the Company's default under the Plan, if any, diminishes. However, there can be no assurances that the Company will not be deemed in default of the Plan nor that the maximum liability would be capped at $196,000.

                                                             INNER SYSTEMS, INC.
                                                   (A Development Stage Company)

                                                   NOTES TO FINANCIAL STATEMENTS

                               (Unaudited With Respect to September 30, 2003 and
                              the Nine Months Ended September 30, 2003 and 2002)
________________________________________________________________________________


NOTE 3 - BANKRUPTCY PROCEEDINGS, continued

         The Plan stipulated the issuance of 1,000,000 shares of a new class of common stock to be paid and issued to certain secured, administrative and unsecured creditors. In addition, the interests of the existing stockholders were extinguished and 3,198,948 shares of common stock were cancelled. A total of 1,000,000 shares of new common stock were issued on August 9, 2000 out of which 735,000 were issued to one administrative creditor, 65,000 shares were issued to a second administrative and remaining shares were issued to the reconfirmation common stock equity interest holders.

         It was determined that the Company's reorganization value computed immediately before August 9, 2000, the date of plan confirmation, was $10,000. At December 31, 2000, it was determined that the reorganization value was completely impaired and accordingly written down to zero, which is representative of its fair value.

         The Company adopted fresh start reporting because holders of the existing voting shares immediately before filing and confirmation of the plan received less than 50% of the voting shares of the emerging entity. There were no remaining bankruptcy liabilities at August 9, 2000.

NOTE 4 - INTERIM FINANCIAL INFORMATION

         The accompanying unaudited financial statements as of September 30, 2003 and the nine months ended September 20, 2003 and 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and should be read in conjunction with Inner Systems, Inc.'s audited financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Such adjustments are of a normal recurring nature. Operating results for the nine months ended September 30, 2003 and 2002 are not necessarily indicative of the results that may be expected for any other period or for a full fiscal year.

                                    PART III

ITEM 1.  EXHIBITS

Exhibit No.       Description

   3.1            Certificate of Incorporation of the Registrant (2)

   3.2            By-Laws of the Registrant (1)

  23.1            Consent of Marcum & Kliegman LLP *


ITEM 2.  DESCRIPTION OF EXHIBITS

         Not Applicable

_________

 *  Filed herewith
(1) To be filed by Amendment
(2) Previously filed with Form 10-SB on December 3, 2003 and incorporated by reference herein.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INNER SYSTEMS INC.


Dated:  January 29, 2004                By: /s/ John M. Sharpe, Jr.
                                            -----------------------
                                            John M. Sharpe, Jr., President





                                       20